UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For July 29, 2005


                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated July 29, 2005 - Acquisition



                                                                29 July 2005



                     BUNZL ACQUIRES SANICARE IN AUSTRALASIA

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired Sanicare Pty Limited. Based in New South Wales, Sanicare supplies disposable products principally into the healthcare sector across Australia and New Zealand. Sales were A$21.5 million in the year ended April 2005.

The company has been acquired from Institutions Holdings A/S in Denmark and Sanicare's management. The existing management team will remain with the business. Institutions Holdings A/S is a wholly owned subsidiary of Abena Holdings A/S, a Danish based manufacturer of incontinence products and associated nursing items distributed by Sanicare.

The consideration payable is a maximum of A$14.75 million for the share capital plus a maximum of A$3.15 million in respect of intercompany debt to be discharged. This is to be satisfied by the issue to Institutions Holdings A/S of 492,966 ordinary shares of 32 1/7p of Bunzl plc with the balance of the consideration being settled in cash.

Application has been made to the United Kingdom Listing Authority for the listing of 492,966 ordinary shares of 32 1/7p of Bunzl plc to be allotted in satisfaction of the relevant part of the consideration now payable. These shares will rank pari passu with the existing ordinary shares of Bunzl plc.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:

"Sanicare is an excellent addition to our successful and growing business in Australasia. It expands our position in the market and extends our product offering into the growing healthcare sector."



Enquiries:

Bunzl plc                                          Finsbury
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  July 29, 2005                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman